FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Section 200.83
by CanWest MediaWorks Inc.
File No. 333-13878

Canwest Media Inc.
31st Floor, Canwest Global Place
201 Portage Avenue
Winnipeg, Manitoba
R3B 3L7

March 7, 2008

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

Dear Sir:

Re: Form 20-F for the fiscal year ended August 31, 2007

In response to your letter dated February 7, 2008, we attach the following information. The following comments are in the order in which the questions appear in your letter. References in this letter to "Canwest", "the Company" and "we" or "our" are references to Canwest Media Inc. (formerly CanWest MediaWorks Inc.) and its subsidiaries. “NTL” refers to new Turkish lira and “C$” refers to Canadian dollars.

Please note that the Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Section 200.83
by CanWest MediaWorks Inc.
File No. 333-13878

Note 1 Significant Accounting Policies – Principles of Consolidation, page F-7

1.
With a view towards expanded disclosure in future filings, please respond to each of the following questions regarding your policy of consolidating Super FM, Metro FM, Joy FM and Joy Turk FM, described in the second paragraph on page F-8

(a)	Explain to us your relationship with the referenced third party and the nature of other transactions with this party, if any.

The referenced third party is an individual (the “Third Party”) who is unrelated to the Canwest in accordance with FAS 57 and who has and continues to provide legal and advisory services to the Canwest and its Turkish subsidiaries.  Except as noted in this response and in the notes to the Audited Consolidated Financial Statements for the years ended August 31, 2007 and 2006, Canwest has no other transactions with the Third Party.  Other than one share held by each of four individuals to comply with Turkish corporate law, the Third Party owns 100% of the equity and voting interest of the parent company of the Turkish subsidiaries (the “Parent”) which owns (a) 80% of the common shares of the company that holds the Super FM broadcast licence and (b) 100% of the common shares of each of the companies that hold the broadcast licences for Metro FM, Joy FM and Joy Turk FM.  Canwest through a separate wholly owned company has agreements to provide management, operational, and sales services (together being “Operational Agreements”) to the companies that own the broadcast licences (the “Licence Companies”).  Canwest also provided 100% of the financing required by the Licence Companies to enable them to acquire their respective broadcast licences and related assets by way of interest free loans to the Licence Companies and through an interest free loan to the Third Party that he utilized to acquire his equity ownership in the Parent.  The loan arrangement with the Third Party contains provisions which, subject to compliance with Turkish foreign ownership restrictions, allow us or our designate to acquire his ownership or allows him to put his shares to us or our designate for a specified amount which is equivalent to the balance of loan (“Put and Call Agreements”).  The Third Party has also agreed to not assign, transfer, sell, encumber or grant any lien or security over such shares.  The Third party receives no compensation for his involvement in the structure, however, he does receive fees for the Turkish legal services which he provides to these companies and Canwest.

The License Companies hold the Broadcast licenses issued by the regulatory agency.  The License Companies record advertising revenue and pays expenses based on the operational agreements.  Canwest employs all the Turkish employees and provides services in accordance with the operational agreements.

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FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Section 200.83
by CanWest MediaWorks Inc.
File No. 333-13878

(b)	Tell us how you account for the investment in these Turkish radio stations under US GAAP

Canwest has consolidated these entities under FIN 46R.

(c)	With respect to each radio station tell us if it is a variable interest entity under the guidance in paragraph 5 of FIN 46R and explain why.

Below we have set out our analysis of the criteria contained within paragraph 5 of FIN 46R by respective paragraph letter.

Super FM

a.
The equity at risk consists of 875,000 voting shares with a value of NTL875,000  (C$741,475).  Canwest owns 175,000 voting shares and the Parent owns 699,997 voting shares.  The equity at risk is insufficient to finance the activities as Super FM required  financial support from  Canwest in the form of interest free loans of NTL44 million (C$37 million) to acquire the broadcast license.

b. (1)
The equity investors as a group (including Canwest’s and the Third Party’s equity interests) have the direct and indirect ability to make decisions.

b. (2)
The equity investors as a group (including Canwest’s and the Third Party’s equity interests) do have the responsibility to absorb the expected losses of Super FM.  See item c. below for additional descriptions regarding our exposure to the expected losses of Super FM.

b. (3)
The equity investors as a group (including Canwest’s and the Third Party’s equity interests) do have the right to receive the residual returns of Super FM.  See item c. below for additional descriptions regarding our exposure to the expected residual returns to the residual returns of Super FM.

c.
The Third Party’s voting rights are not proportional to his obligation to absorb the expected losses or receive the expected residual returns.  The Third Party holds 80% of the voting rights.  Canwest holds four variable interests consisting of  the 20% voting shares, debt financing, operational agreements and the Put and Call Agreements.  Through a combination of these variable interests, Canwest has the obligation to absorb all of the expected losses and the right to receive the residual returns of this entity.

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FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Section 200.83
by CanWest MediaWorks Inc.
File No. 333-13878

Metro FM, Joy FM and Joy Turk FM

a.
The equity at risk consists of 875,000 voting shares with a value of  NTL875,000 (C$741,475)  for Metro FM and 61,000 voting shares with a value of NTL61,000 (C$51,691) for Joy FM and Joy Turk FM with all but four shares in each entity being owned by the Parent. As these entities required interest free financing in the amounts of  NTL30 million (C$25 million) to Metro FM, NTL4.2 million (C$3.6 million) to Joy FM, and NTL2.4 million(C$2.0 million) to Joy Turk FM from Canwest to acquire their respective broadcast licenses, the equity at risk is insufficient to finance the activities of these entities.
b.(1)
The equity holder (the Third Party) does not have the direct or indirect ability to make decisions that have significant effect on the success of the entity. Canwest has the ability to make the operational and strategic decisions under the terms of the Operational Agreements.

b.(2)
The equity holder (the Third Party) does not have the obligation to absorb the expected losses because he has no expectation of participating in earnings and his equity is sheltered from loss through the Put and Call Agreements as described above.

b.(3)
The equity holder (the Third Party) does not have the right to receive residual returns.   Canwest will receive the residual returns under the provisions of the Operating Agreements and as a result of the Put and Call Agreements as described above.

c.
Canwest holds three variable interests consisting of debt financing, Operational Agreements and the Put and Call Agreements.  Through these three variable interests, Canwest has the obligation to absorb the expected losses and receive the residual returns of these entities. The Third Party’s voting rights are not proportional to his obligation to absorb the expected losses or receive the expected residual returns.  The Third Party has 100% of the voting rights, however, as indicated above he will neither absorb expected losses nor receive residual returns. Substantially all of the operations are conducted on behalf of Canwest as these entities have outsourced substantially all of their operations to our wholly owned subsidiary.

(d)	If it is a variable interest entity, also explain to us your consideration of the guidance in paragraphs 17 and 18 of FIN 46R when determining that you are or are not the primary beneficiary.

The Third Party does not meet the definition of a related party in accordance with FAS 57.  However, in accordance with FIN 46R, we have determined that the Third Party meets the definition of a related party in accordance with paragraph 16 as he is unable to finance the operations without financial support from Canwest, the Third Party acquired his interest using financing received from Canwest and the Third Party is unable to sell, transfer or encumber his interest in the Licence Companies without Canwest’s approval.

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FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Section 200.83
by CanWest MediaWorks Inc.
File No. 333-13878

Canwest has determined that it is the primary beneficiary in accordance with FIN 46R paragraph 18 as the Third Party has limited rights or exposure to expected losses or residual returns.  We considered the relationship and significant activities and noted that the operations are dependent upon Canwest providing services under the Operational Agreement to the Licence Companies.  The business activities of the Licence Companies are aligned with Canwest’s other business activities.  The Operational Agreements also in effect transfer the majority of the income to Canwest.  Canwest is also exposed to the expected losses of the Licence Companies as Canwest has provided interest free financing to these companies and has agreed to repurchase the Third Party shares at a specified amount which would be settled through transfer of the Third Party’s shares to Canwest or its designate.  Finally, Canwest was significantly involved in the design and the contractual arrangement of the Licence Companies.

We evaluated all of the factors as noted above and determined that based on the terms of the Operational Agreements and the financing, Canwest is exposed to the expected losses and residual returns of the variable interest entity and therefore, Canwest is the primary beneficiary of theses entities.

As the primary beneficiary, Canwest has complied with paragraph 18 of FIN 46R which deals with initial measurement by consolidating the operations of these entities and recording the assets and liabilities at fair value.

We will amend our disclosures in future filings to provide additional disclosure to explain the accounting for our investment in these radio stations.

Puttable Interest in Subsidiary, F-27

2.
We note your disclosures on page 44 that you hold two thirds of the voting shares and approximately 35% equity interest in CW Investments, the parent company of CW Media, which indirectly holds the broadcast operations of Alliance Atlantis.  Explain to us and disclose how you have acquired two thirds of the voting shares while you own 35% equity in CW Investments.

In conjunction with the acquisition of Alliance Atlantis’ broadcasting assets, Goldman Sachs and Canwest capitalized CW Investments.  We received our equity interest by contributing $262 million and Goldman Sachs received its equity interest by contributing $481 million.  The share capital of CW Investments includes two classes of non-voting participating common shares and one class of voting preferred shares. To comply with existing regulatory requirements, Canwest holds 666 or 67% of the Class A Voting preferred shares of CW Investments and Goldman Sachs holds the remaining 333 or 33%.  In addition Canwest holds 352,986 Class A non-voting participating common shares, or 35% of the aggregate issued participating common shares and Goldman Sachs holds 647,014 Class B non-voting participating common shares, or 65% of the aggregate issued participating common shares.

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FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Section 200.83
by CanWest MediaWorks Inc.
File No. 333-13878

3.
Tell us and disclose the expected settlements amounts (in 2011 and 2013) in which the financial liability of the Goldman Sachs’ put rights will accrete up to, and explain how you determined the amounts.

We estimated that the value of the Goldman Sachs put rights in 2011 and 2013 would be $[****] million and $[****] million.  The actual value of the put rights will vary based on the combined last twelve months EBITDA of the investee company, CW Media and CanWest’s legacy Canadian television broadcasting operations as well as based on the balance of CW Media net debt as at March 31, 2011 and March 31, 2013. We have estimated the value of these put rights based on management’s expectations related to these variables.  We considered a range of possible results and selected the most probable result from within that range. An accretion rate was calculated based on the rate required to accrete to the value of these put rights from the value of the investment at the acquisition date.

[****]   Designates information redacted pursuant to a confidential treatment request by CanWest MediaWorks Inc. pursuant to Rule 83. Redacted information has been submitted, in unredacted form, separately to the Securities and Exchange Commission.

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FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Section 200.83
by CanWest MediaWorks Inc.
File No. 333-13878

Income Taxes page F-31

4.
We note you recorded an out of period adjustment of CAN$6.6 million to your income tax provision in 2005, which you have determined was not material to fiscal year 2005 and previous year results.  In this regard, explain to us how you accounted for these adjustments under US GAAP, and if different where you have reflected the difference in your Canadian and US GAAP reconciliation of net earnings on page F-49.

The out of period adjustment of C$6.6 million was recorded in the 2005 income tax provision in the US GAAP reconciliation of net earnings.  Because the out period adjustments were recorded in the Canadian GAAP primary consolidated financial statements, no additional reconciling item was required in the US GAAP reconciliation of net earnings.

Related Party Balances and Transactions, page F-37

5.
We note your provision for loan impairment in the amount of CAN$ 421 million in FY 2007 and 2006 in connection with the loans from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc.  Tell us the business reasons for the loans and how you have accounted for the provision under US GAAP.

The loans represented related party transactions which were investing activities by Canwest.  CanWest Entertainment Inc. is a wholly owned subsidiary of our parent company CanWest Global Communications Corp.  This company and its subsidiaries produced and distributed television and film productions.  Over a period from 1998 to 2004 we made loans to CanWest Entertainment Inc. and its subsidiary Fireworks Entertainment Inc. to fund acquisitions as well as to support the operations with an expectation that the loans would be repaid from future earnings as well as by obtaining third party financing.

We have accounted for the loans in the same manner under US GAAP as we have under Canadian GAAP.

United States Accounting Principles Comparative Reconciliation of Net Earnings (Loss), page F-49

6.	Please provide basic and diluted earnings per share data and the corresponding number of shares used in computing them in accordance with US GAAP.

We are a wholly owned subsidiary of a CanWest Global Communications Corp. and we do not have “publicly held common stock or potential common stock”.  As a result, we are not required to disclose earning per share data in accordance with paragraph 1 of FAS 128.

Sincerely,

/s/ John Maguire

John Maguire
Chief Financial Officer